SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [x]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                    .]

SIGNATURES
Quarterly Report & Non-consolidated statements

POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1:	An English-language translation of Quarterly Report for the period January 1, 2004 to March 31, 2004, submitted to Financial Supervisory Commission of Korea and Korea Stock Exchange. Quarterly Report followed by Non-consolidated financial statement. POSCO will schedule to file Form 20-F by the end of June.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)

Date June 9, 2004	By	/s/ Cho , Jae-Ku (Signature)*

*Print the name and title under the signature of the signing officer.	Name:	Cho, Jae-Ku
	Title:	General Manager of Finance Management Department